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                              November 2, 2021

       Jason Conroy
       Chief Executive Officer
       Iris Energy Pty Ltd
       Level 21, 60 Margaret Street
       Sydney, NSW 2000 Australia

                                                        Re: Iris Energy Pty Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed October 25,
2021
                                                            File No. 333-260488

       Dear Mr. Conroy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2021 letter.

       Registration Statement on Form F-1

       Summary Historical Financial Information and Non-IFRS Measures Non-IFRS Measures, page 17

   1. We note your revised presentation in response to prior comment 3. Please further revise to reflect a
Profit/(loss) Margin that is equal to Loss after income tax expense divided by
                                                        Bitcoin Mining Revenue,
for each period presented, as that is the most comparable IFRS measure to your
non-IFRS margin measures. Also, revise the reconciliations to begin with Loss after income
tax expense, as previously presented. Refer to Item
                                                        10(e)(1)(i)(A) of
Regulation S-K and Question 102.10 of the non-GAAP C&DIs.
 Jason Conroy
FirstName
Iris EnergyLastNameJason  Conroy
            Pty Ltd
Comapany 2,
November   NameIris
              2021 Energy Pty Ltd
November
Page  2    2, 2021 Page 2
FirstName LastName
Capitalization, page 71

2. Considering the significant amount of debt that will convert to ordinary shares upon this offering, please revise to include your borrowings in the Capitalization table. Refer to
         Article 11-01(a)(8) of Regulation S-X.
3. We note your revised disclosures here and elsewhere throughout the filing where you indicate that the conversion of the SAFE and convertible notes is based, in part, on an assumed average Bitcoin price for the 30 days immediately preceding and ending the day prior to the date of effectiveness of this registration statement. Please explain further how
         Bitcoin pricing impacts the conversion of these instruments and revise your disclosures throughout, including your financial statement footnotes, as necessary.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Indicators of Performance and Financial Condition, page 78

4. Please revise here to present the most directly comparable IFRS measure of loss after income tax expense with greater prominence than your non-IFRS measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Drew Capurro